UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20529

FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

OR

[  ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                              to

Commission File Number: 001-12669

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

South State Bank 401(k) Retirement Savings Plan

520 Gervais Street

Columbia, South Carolina 29201

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTH STATE CORPORATION

520 Gervais Street

Columbia, South Carolina 29201

South State Bank 401(k) Retirement Savings Plan

Financial Statements with Supplementary Information

December 31, 2019 and 2018 and for the Year Ended December 31, 2019

And Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Participants and the Retirement Committee

South State Bank 401(k) Retirement Savings Plan

Columbia, South Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the South State Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of and for December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2008.

Asheville, North Carolina

June 26, 2020

South State Bank 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018

ASSETS
Cash	$1,350	$1,013

Total investments, at fair value	254,131,910	202,109,237

Receivables:
Employer contributions	710,401	1,178,768
Notes receivable from participants	4,696,361	4,680,559
Total receivables	5,406,762	5,859,327

Total assets	$259,540,022	$207,969,577

Net assets available for benefits	$259,540,022	$207,969,577

The accompanying notes are an integral part of the financial statements.

South State Bank 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

Additions to net assets attributed to:	2019
Investment income:
Net appreciation in fair value of investments	$38,455,087
Interest and dividends	9,758,979
Other income	1,142,131
Total investment income	49,356,197

Interest income on notes receivable from participants	254,310

Contributions:
Participants’	13,016,589
Rollovers	4,596,162
Employer contributions	7,174,502
Total contributions	24,787,253
Total additions	74,397,760

Deductions from net assets attributed to:
Benefits paid to participants	22,524,349
Administrative expenses	302,966
Total deductions	22,827,315

Net increase	51,570,445

Net assets available for benefits:
Balance, beginning of year	207,969,577
Balance, end of year	$259,540,022

The accompanying notes are an integral part of the financial statements.

South State Bank 401(k) Retirement Savings Plan

Notes to Financial Statements

Note 1 – Description of Plan

The following description of the South State Bank 401(k) Retirement Savings Plan (“Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a contributory defined contribution plan covering all employees with the exception of employees classified as temporary or “on-call” of South State Bank (the “Company”), a wholly-owned subsidiary of South State Corporation., and all affiliates of the Company who are age eighteen or older. The Company’s employees can enter the Plan on the first day of each month after meeting eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Retirement Committee, members of which are appointed by the Board. The Retirement Committee contracted Fidelity Management Trust Company ("Fidelity" or the "Trustee") as the trustee and record keeper of the Plan and the Plan’s assets.

Contributions:

Each year, participants may contribute up to 85% of pretax annual base compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan defines compensation as follows: the term Compensation means a participant’s Form W-2 Compensation received during a Compensation Determination Period. A Compensation Determination Period is defined as the Plan Year; and any elective deferrals as defined under Code §402(g) and any amount contributed or deferred by the Employer at the election of the Employee which is not includible in gross income by reason of Code §125, Code §132(f)(4) or Code §457, will be included in Compensation. In addition, any amount received under the following circumstances will not be considered Compensation: amounts set forth in Regulation §1.414(s)-1(c)(3) (i.e., reimbursements or other expense allowances, including fringe benefits (cash and non-cash), moving expenses, deferred compensation and welfare benefits, even if includible in gross income).

The Plan permits eligible participants to contribute up to a maximum annual amount of $19,000 and $18,500 for 2019 and 2018, respectively. Participants age 50 and older are permitted to make catch-up contributions of $6,000 for 2019 and 2018.

The Plan requires newly eligible employees be automatically enrolled in the Plan with a withholding of 5% of Compensation as defined by the Plan unless a Salary Deferral Election form is filed.

The Plan provides for discretionary non-elective profit sharing contributions on an annual basis. Employees will be entitled to such contributions if they are of an eligible class, are employed on the last day of the year and have completed 1,000 hours of service during the Plan year. Employment terminated during the year due to normal retirement, death or disability shall not result in loss of the non-elective Company contribution. There were no non-elective contributions for 2019 or 2018.

Employees participating in the plan receive a 100% matching of their 401(k) plan contribution, up to 4% of their salary.  Employer contributions on the first 4% of their salary are made per pay period. In addition, employees are eligible for an additional 2% discretionary matching contribution contingent upon achievement of the Company’s current year financial goals and payable the first quarter of the following respective year. For the years ended December 31, 2019 and 2018, the discretionary matching contribution was 0.375% and 0.75%, respectively and were paid out in the first quarter of 2020 and 2019, respectively. Employer contributions for the discretionary match may be made annually from current or accumulated net profits. Both employer and employee contributions are subject to certain limitations based on the Internal Revenue Code (“IRC”).

Note 1 – Description of Plan (continued)

Participant accounts:

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contribution, and allocations of plan earnings. Each participant’s account is also charged with an allocation of administrative expenses and plan losses. Allocations are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting:

All participant contributions and South State Bank matching contributions are immediately vested. Participants vest in non-elective profit sharing contributions at 10% for first and second year, 20% per year for the next four years until fully vested at six years, or upon the earlier of their death, disability or retirement at age 65 or older. An employee must complete at least 1,000 hours of service during a vesting computation period to receive credit for a year of service. The Plan measures a year of service on the basis of the 12-consecutive month period of the Plan year.

Investment Options:

Participants may direct how their tax deferred contributions, rollover funds, employer matching contributions and employer non-elective profit sharing contributions will be invested within various investment options selected by the Retirement Committee. All participant directed funds, except investments in South State Bank Unitized Stock Fund may be redirected daily (See Note 7 – Investments for additional information on the South State Bank Unitized Stock Fund).

Participants must wait 30 calendar days before exchanging back into South State Bank common stock. The 30-day clock restarts after every exchange out of the account. This does not apply to the following:

1.	Purchases of shares with participant payroll or employer contributions or loan payments.
2.	Purchases of shares with reinvested capital.
3.	Redemption of shares to pay any otherwise permissible withdrawals from the Plan.
4.	Redemption of shares at the direction of the Plan.
5.	Redemption of shares to pay fees.

Forfeitures:

At December 31, 2019 and 2018, forfeited non-vested accounts totaled $11,464 and $2,714 respectively. Forfeitures may be used to pay administrative expenses incurred by the Plan. Any additional balances in the forfeiture account will then be applied to restore previous forfeitures of participant accounts pursuant to the plan document. The portion of the forfeiture account available after the above items are satisfied is then available to be used to offset any employer contribution. During 2019, forfeitures of $8,000 were used to offset the 2019 employer contributions.

Notes Receivable from Participants:

Participants may borrow from their plan assets after one year of participation. A participant must borrow at least $1,000 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant’s vested account balance. Loans are payable in full upon default or termination of employment. Outstanding loans at December 31, 2019 carry interest rates ranging from 4.25% to 9.00%.

The Plan allows one loan outstanding per participant at a time. A participant also must wait until at least 30 days after the pay-off of the previous loan to obtain a new loan. The Plan does not restrict loans from any portion of the participant’s funds invested in South State Bank’s common stock.

Note 1 – Description of Plan (continued)

Payment of benefits and withdrawals:

On termination of service due to death, disability, retirement, or other reasons, a participant may leave the funds in the Plan or receive a lump-sum amount equal to the value of his or her account.

A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements as defined by the Plan. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

The Plan allows Fidelity, at its sole discretion, to distribute a participant’s vested Aggregate Account balance without consent of the participant if the account balance is less than $5,000. Such distribution may be made in a lump sum at any time after a participant terminates employment, subject to certain provisions of the Plan.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements.

The Plan provides for various investment options in any combination of South State Corporation stock, mutual funds, common collective trust funds, or money market funds. Investment securities are exposed to various risks, such as interest rate, liquidity, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will change in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of the Plan’s investments consists of the realized gains or losses on investments sold and unrealized appreciation or depreciation on investments held at year end.

Payment of Benefits and Withdrawals:

Benefits and withdrawals are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Note 2 – Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Risks and Uncertainties:

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3 – Related Party Transactions

Certain plan investments are shares of South State Corporation common stock. The Plan held common shares of South State Corporation of 199,029 shares valued at $17,265,829 and 217,874 shares valued at $13,061,585 at December 31, 2019 and 2018, respectively. Dividends received from South State Corporation common stock totaled $352,108 for the year ended December 31, 2019.

Note 4 – Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

Note 5 – Tax Status

The Internal Revenue Service has determined and informed South State Corporation, formerly First Financial, by a letter dated March 31, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the IRS approval letter of the plan, however the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of December 31, 2019 and 2018.

Under accounting principles generally accepted in the United States, plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 – Exempt Party-In-Interest Transactions

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Investment related expenses are included in net appreciation of fair value of investments. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Certain plan investment are shares of mutual funds managed by Fidelity Management Trust Company, the trustee. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid to the trustees by the Plan for administrative services were $302,966 for the year ended December 31, 2019.

Note 7 – Investments

Plan assets are held in a trust established pursuant to an agreement between South State Bank and the Trustee Committee.

The Retirement Committee and Trustee direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants’ permitted investment elections and certain other specified limitations.

The Trustee maintains a South State Corporation unitized stock fund, for the exclusive use of the Plan, to account for the Plan’s interest in South State Corporation common stock, plus any undistributed cash to be invested into South State Corporation common stock. The common stock is presented as an investment within these financial statements, due to the nature of this unitized fund. The Trustee acquires and sells the common stock through a broker-dealer.

Note 8 – Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. FASB ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.

FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1	Observable inputs such as quoted prices in active markets;
Level 2	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Following is a description of valuation methodologies used for assets recorded at fair value on a recurring and nonrecurring basis. There have been no changes in the methodologies used at December 31, 2019 and 2018.

South State Corporation common stock is valued on a recurring basis at quoted market prices where available.  The common stock is classified within Level 1 of the valuation hierarchy.

Note 8 – Fair Value Measurements (continued)

Mutual Funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common collective trust fund holds guaranteed investment contracts (“GIC”), separate account GICs, and synthetic GICs.  Traditional GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of the traditional GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Separate account GICs are portfolios of securities held in a separate account owned and managed by or on behalf of the insurance company issuing the GIC for the exclusive benefit of investors in the separate account. Synthetic GICs are portfolios of securities owned by the CCT. The fair value of a separate account GIC and a synthetic GIC is determined based on the fair value of the securities underlying each GIC. The fair value of the Plan’s interest in common collective trusts (“CCT” or “pooled funds”) is based on the NAV after adjustments to reflect all fund investments at fair value.

The table below presents the recorded amount of the Plan’s investments measured at fair value on a recurring basis.

December 31, 2019:	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$211,921,748	$211,921,748	$–	$–
Common stock - South State Corporation	17,265,829	17,265,829	–	–
Total investments in fair value hierarchy	229,187,577	229,187,577	–	–
Investments measured at net asset value(a)	24,944,333	–	–	–
Total Investments at fair value	$254,131,910	$229,187,577	$–	$–

December 31, 2018:
Mutual funds	$164,904,923	$164,904,923	$–	$–
Common stock - South State Corporation	13,061,585	13,061,585	–	–
Total investments in fair value hierarchy	177,966,508	177,966,508	–	–
Investments measured at net asset value(a)	24,142,729	–	–	–
Total Investments at fair value	$202,109,237	$177,966,508	$–	$–

(a)	In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Note 9 – Net Asset Value Per Share

The following table for December 31, 2019 and 2018 sets forth a summary of the Plan’s investments with a reported estimated fair value using net asset value per share:

	Fair Value at December 31, 2019	Fair Value at December 31, 2018	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust fund:
Federated Capital Preservation Fund(a)	$24,944,333	$24,142,729	$–	Daily	None

(a)	The common collective trust fund simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the issuer. This provides a stable value option for Plan participants.

The crediting interest rate was 2.45% and the average yield was 2.04% for the year ended December 31, 2019 in comparison to a crediting interest rate of 2.29% and the average yield of 3.18% for the year ended December 31, 2018. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk or the contract issuer or otherwise. Federated Investors will guarantee principal and accrued interest, based on crediting interest rates, for participant initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. Federated Investors will reset the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

Participants withdrawing from their accounts for allowable events will receive the principal and accrued earnings. These events include transfers to other plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. Share redemption may be immediate, with no notice period. Certain events, such as plan termination or a plan merger initiated by the plan sponsor, may limit the ability of the Plan to transact at contract value. The plan sponsor does not believe any events are probable that may limit the ability of the Plan to transact at contract value.

Note 10 – Subsequent Events

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in China, and has since spread to a number of other countries, including the United States. In March 2020, the World Health Organization declared COVID-19 a global pandemic and the United States declared a National Public Health Emergency. The COVID-19 pandemic has, and will likely continue to, severely impact global economic conditions, resulting in substantial volatility in the global financial markets, increased unemployment, and operational challenges such as the temporary closures of businesses, sheltering-in-place directives and increased remote work protocols. Governments and central banks around the world have reacted to the economic crisis caused by the pandemic by implementing stimulus and liquidity programs and cutting interest rates, though it is unclear whether these or future actions will be successful in countering the economic disruption. If the pandemic is prolonged or the actions of governments and central banks are unsuccessful, the adverse impact on the global economy will deepen, and the financial position and net asset values of the Plan could be adversely affected. The complete impact of COVID-19 on companies, the Plan’s financial position and net asset values remains dependent on future developments, including the duration of the pandemic and the related length of its impact on the global economy, which cannot be predicted at this time.

The Company has evaluated subsequent events for accounting and disclosure purposes through the date the financial statements are issued.

Supplementary Information

South State Bank 401(k) Retirement Savings Plan

EIN 57-0219408

Plan No. 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor,	Description of Investment Including Maturity Date,		Current
	or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

	Corporate Stocks
*	South State Corporation	199,029 common shares	**	$17,265,829

	Mutual Funds
	American Beacon Funds	American Beacon Small Cap Value Fund Class R6, 159,046 shares	**	3,868,013
	American Funds	EuroPacific Growth Fund Class R5, 389,763 shares	**	21,651,386
	Columbia Management	Columbia Dividend Income Fund Z, 989,101 shares	**	24,618,741
	Fidelity	Fidelity US Bond Index Fund, 302,084 shares	**	3,597,822
	Fidelity	Fidelity 500 Index Fund, 221,680 shares	**	24,832,664
	Fidelity	Fidelity Mid Cap Index Fund, 88,915 shares	**	2,101,078
	Fidelity	Fidelity Small Cap Index Fund, 137,441 shares	**	2,890,385
	Fidelity	Fidelity International Index Fund, 47,115 shares	**	2,024,098
	Mainstay Funds	Mainstay Large Cap Growth Fund, 3,098,403 shares	**	31,727,656
	Met West Asset Management	Met West Total Return Bond Fund, 1,765,207 shares	**	18,163,982
	Principal Funds	Principal High Yield Fund, 467,666 shares	**	3,357,844
	T. Rowe Price	Mid Cap Growth Fund, 130,503 shares	**	12,438,332
	T. Rowe Price	New Horizons Growth Fund, 137,987 shares	**	8,213,041
	Franklin Templeton Investments	Templeton Global Bond Fund, 76,902 shares	**	820,549
	Vanguard	Vanguard Target Retirement Income, 32,904 shares	**	462,305
	Vanguard	Vanguard Target Retirement 2015, 40,718 shares	**	618,102
	Vanguard	Vanguard Target Retirement 2020, 160,308 shares	**	5,214,835
	Vanguard	Vanguard Target Retirement 2025, 388,811 shares	**	7,714,021
	Vanguard	Vanguard Target Retirement 2030, 127,093 shares	**	4,632,569
	Vanguard	Vanguard Target Retirement 2035, 205,951 shares	**	4,638,036
	Vanguard	Vanguard Target Retirement 2040, 85,225 shares	**	3,334,864
	Vanguard	Vanguard Target Retirement 2045, 180,298 shares	**	4,453,361
	Vanguard	Vanguard Target Retirement 2050, 66,365 shares	**	2,639,360
	Vanguard	Vanguard Target Retirement 2055, 46,836 shares	**	2,022,864
	Vanguard	Vanguard Target Retirement 2060, 28,050 shares	**	1,070,404
	Vanguard	Reit Index Fund - Admiral, 38,947 shares	**	5,124,687
	Victory Capital Management	Victory Sycamore Established Value Fund I, 241,845 shares	**	9,690,749
				211,921,748
	Common Collective Trust Funds
	Federated Capital	Federated Capital Preservation Fund	**	24,944,333

	Participant Loans:
*	Notes receivable from participants	4.25% to 9.00%, Latest Maturity Date: 08/16/2041	***	4,696,361
		Total assets held for investment purposes		258,828,271

		Total assets		$258,828,271

*	Indicates a party-in-interest
**	The cost of participant directed investments is not required to be disclosed.
***	FASB issued ASU 2010-25 does not consider notes receivable from participants to be investments
	whereas the Form 5500 requires that notes receivable from participants be listed as investments.

Exhibit Index

Exhibit No.	Description	Location

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan investment committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

South State Bank 401(k) Retirement Savings Plan
(Name of Plan)

Date: June 26, 2020	/s/ William C. Bochette, III
William C. Bochette, III
South State Retirement Committee